

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

May 5, 2009

<u>Via Facsimile and U.S. Mail</u>

Stuart A. Sheldon, Esq.
Dow Lohnes PLLC
1200 New Hampshire Avenue, N.W.
Washington, DC 20036

> **Re: Cox Radio, Inc.**
> **Amendment No. 7 to Schedule TO-T/13E-3**
> **Filed May 1, 2009**
> **By Cox Enterprises, Inc. and Cox Media Group, Inc.**
> **Amendments No. 5 and 6 to Schedule TO-T/13E-3**
> **Filed April 30, 2009**
> **File No. 5-47385**

Dear Mr. Sheldon:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO/13E-3

1. We note that the issuer is now recommending the tender offer to security holders. Please revise to include Cox Radio as a filing person on the Schedule 13E-3. Refer to Question 101.03 in the Going Private Transactions section of the Division's Compliance & Disclosure Interpretations. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include <u>all</u>

of the information required by Schedule 13E-3 and its Instructions for Cox Radio. For example, include a statement as to whether Cox Radio believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors relied upon in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, we note that in the Schedule 14D-9, the fairness discussion for Cox Radio is from the Special Committee, rather than from the board, and that the disclosure states that the transaction is fair to stockholders (other than Media and Enterprises), rather than to the unaffiliated security holders of Cox Radio. We may have further comment.

2. We note your response to comment two in our letter dated April 22, 2009; however, we reissue our comment. Please address the potential change in control payments to management and advise us as to whether the tender offer may trigger these payments. We note that you state that Cox Radio will not enter into any employment or compensation agreement with any of the current officers or directors of Cox Radio. With respect to each continuing member of management, please advise us as to any current or future alterations in management's executive agreements with Enterprises or Media. In addition, please address the continuing equity participation of management in the acquirer, Enterprises or Media. For example, we note that Mr. Kennedy owns 13% of Enterprises. Further, please address the continuing representation of management on the board of the acquirer, Enterprises or Media. We note that Mr. Kennedy serves as Chairman of the Board of both Cox Radio and Enterprises, and that Messrs. Berry and Hayes serve as directors of both Cox Radio and Enterprises.

Exhibits

3. We note that you have filed a presentation by Citi dated April 24, 2009 as an exhibit to the Schedule 13E-3. Please revise to summarize the presentation in your document. Refer to Item 1015 of Regulation M-A.

4. Please file the April 21, 2009 presentation by Gleacher, and any other Item 1015 reports by Gleacher, as exhibits to the Schedule 13E-3 and summarize the presentations in your document.

Offer to Purchase

Tender Offer, page 47

5. We note that you state that you reserve the right, at any time, to terminate the Offer. Please revise to clarify that you may terminate the offer prior to expiration if any condition remains unsatisfied or has not been waived.

<u>Closing Comments</u>

       As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

       Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions